33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

March 15, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Approval Obtained for the Company-Sprit (*kaisha bunkatsu*) of the Chuo Mitsui Trust & Banking Co., Ltd. and Mitsui Asset Trust & Banking Co., Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

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March 15, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc.
Code No: 8309
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

Approval Obtained for the Company-Split (*kaisha bunkatsu*) of The Chuo Mitsui Trust and Banking Co., Ltd. and Mitsui Asset Trust and Banking Co., Ltd.

The Chuo Mitsui Trust and Banking Co., Ltd. (Kiichiro Furusawa, President) and Mitsui Asset Trust and Banking Co., Ltd. (Kazuo Tanabe, President) which are the subsidiaries of Mitsui Trust Holdings, Inc. (Kiichiro Furusawa, President) hereby announces that the Financial Services Agency today approved the Company's application for permission to split the company (Article 30, Clause 2 of the Banking Law). Therefore, The Chuo Mitsui Trust and Banking Co., Ltd. will transfer it's wholesale trust operation division (pension and security trust business) on March 25, 2002, the day of company- split.